November 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               ACA Capital Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-133949)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as representatives of the several Underwriters, hereby join in the request of ACA Capital Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 11:00 a.m., Eastern Standard Time, on November 9, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 27, 2006, through the date hereof:

Preliminary Prospectus dated October 27, 2006:

12,242 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES INC.
BEAR, STEARNS & CO. INC.
As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Director

J.P. MORGAN SECURITIES INC.
By:	/s/ John Bertone
	Name:	John Bertone
	Title:	Vice President

BEAR, STEARNS & CO. INC.
By:	/s/ Stephen Parish
	Name:	Stephen Parish
	Title:	Senior Managing Director